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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No.1)

                           ENVIRONMENT ONE CORPORATION
                            (Name of Subject Company)

                           EOC ACQUISITION CORPORATION
                            PRECISION CASTPARTS CORP.
                                    (Bidders)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   294 056 106
                         (CUSIP Number of Common Stock)

                               William D. Larsson
                   Vice President and Chief Financial Officer
                            Precision Castparts Corp.
                        4650 SW Macadam Avenue, Suite 440
                             Portland, Oregon 97201
                                 (503) 417-4800

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                                  Ruth A. Beyer
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2300
                           Portland, Oregon 97204-1268
                                 (503) 294-9332

                                      14D-1

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1.   Name of reporting person

     EOC Acquisition Corporation
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only


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4.   Sources of Funds

     AF
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     New York
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7.   Aggregate amount beneficially owned by each reporting person

     None (0)
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8.   Check box if the aggregate amount in row (7) excludes certain shares
                                                                             ___

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9.   Percent of class represented by amount in row (7)

     None (0)
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10.  Type of reporting person

     CO
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                                       2

                                      14D-1

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1.   Name of reporting person

     Precision Castparts Corp.
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only


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4.   Sources of Funds

     BK, WC
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     Oregon
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7.   Aggregate amount beneficially owned by each reporting person

     None (0)
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8.   Check box if the aggregate amount in row (7) excludes certain shares
                                                                             ___

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9.   Percent of class represented by amount in row (7)

     None (0)
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10.  Type of reporting person

     CO
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                                       3

     EOC Acquisition Corporation and Precision Castparts Corp. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on March 3, 1998, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.10 per share, of Environment One Corporation, a New York corporation, as set forth in this Amendment No. 1. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


Item 10. Additional Information.

     (b) At 11:59 p.m. on March 18, 1998, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired. The expiration of the waiting period satisfies a condition of Precision Castparts Corp.'s obligation to proceed with the tender offer.

     (f) The first paragraph of Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase, which is incorporated herein by reference, is amended to read as follows:

          "Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition shall have been satisfied and (ii) any applicable waiting period under the HSR Act shall have expired or been terminated. Furthermore, the Purchaser may terminate or amend the Offer and may postpone the acceptance for payment of and payment for the Shares tendered, if at any time on or after the date of the Merger Agreement, and prior to the Expiration Date, any of the following conditions shall exist:".


Item 11. Material to be Filed as Exhibits.

     99(b) Bank of America Credit Agreement as amended and restated July 31, 1996, among PCC, certain of its subsidiaries, Bank of America National Trust and Savings Association, as Agent and Letter of Credit Issuing Bank, and the other financial institutions party thereto.

                                    Signature


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 23, 1998


                                       EOC ACQUISITION CORPORATION



                                       By /s/ WILLIAM D. LARSSON
                                          --------------------------------------
                                          Name:   William D. Larsson
                                                  ------------------------------
                                          Title:  Vice President
                                                  ------------------------------


                                       PRECISION CASTPARTS CORP.


                                       By /s/ WILLIAM D. LARSSON
                                          --------------------------------------
                                          Name:   William D. Larsson
                                                  ------------------------------
                                          Title:  Vice President
                                                  ------------------------------

                                  Exhibit Index
                                  -------------

     99(b) Bank of America Credit Agreement as amended and restated July 31, 1996, among PCC, certain of its subsidiaries, Bank of America National Trust and Savings Association, as Agent and Letter of Credit Issuing Bank, and the other financial institutions party thereto.